SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

DATARAM CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

238108203
(CUSIP Number)

September 22, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 6 Pages)

CUSIP No. 238108203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 292,362 (1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 292,362 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,362 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% (based on 3,323,414 shares of common stock outstanding as of September 14, 2015)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents 292,362 shares of common stock held by Oban Investments, LLC. John Stetson is the sole member of Oban Investments, LLC and is deemed to hold voting and dispositive power over securities held by Oban Investments, LLC.

(2)
Excludes (i) 28,875 shares of common stock underlying warrants with an exercise price of $3.50 per share, 45,000 shares of common stock underlying a convertible note, 108,000 shares of common stock underlying warrants with an exercise price of $3.00 per share, 100,250 shares of common stock underlying Series A Preferred Stock and 37,500 shares of common stock underlying warrants with an exercise price of $2.50 per share held by Oban Investments, LLC. The warrants, the note and the Series A Preferred Stock contain a blocker that prevents conversion or exercise, as applicable, in excess of 4.99% together with all shares owned.

CUSIP No. 238108203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oban Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 292,362 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 292,362 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,362 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% (based on 3,323,414 shares of common stock outstanding as of September 14, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)
Excludes (i) 28,875 shares of common stock underlying warrants with an exercise price of $3.50 per share, 45,000 shares of common stock underlying a convertible note, 108,000 shares of common stock underlying warrants with an exercise price of $3.00 per share, 100,250 shares of common stock underlying Series A Preferred Stock and 37,500 shares of common stock underlying warrants with an exercise price of $2.50 per share held by Oban Investments, LLC. The warrants, the note and the Series A Preferred Stock contain a blocker that prevents conversion or exercise, as applicable, in excess of 4.99% together with all shares owned.

Item 1(a).                      Name of Issuer:

Dataram Corporation, a Nevada corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

Route 571, P.O. Box 7258, Princeton, NJ 08543-7528

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of John Stetson and Oban Investments, LLC.

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

68 Fiesta Way
Fort Lauderdale, FL 33301

Item 2(c).               Citizenship.

United States/Florida

Item 2(d).              Title of Class of Securities.

Common Stock, par value $1.00.

Item 2(e).              CUSIP Number.

238108203

Item 3.                 Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned:  292,362 (1)(2)

(b) Percent of class:  8.8% (based on 3,323,414 shares of common stock outstanding as of September 14, 2015)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote:  292,362 (1)(2)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:  292,362 (1)(2)

(1)
Represents 292,362 shares of common stock held by Oban Investments, LLC. John Stetson is the sole member of Oban Investments, LLC and is deemed to hold voting and dispositive power over securities held by Oban Investments, LLC.

(2)
Excludes (i) 28,875 shares of common stock underlying warrants with an exercise price of $3.50 per share, 45,000 shares of common stock underlying a convertible note, 108,000 shares of common stock underlying warrants with an exercise price of $3.00 per share, 100,250 shares of common stock underlying Series A Preferred Stock and 37,500 shares of common stock underlying warrants with an exercise price of $2.50 per share held by Oban Investments, LLC. The warrants, the note and the Series A Preferred Stock contain a blocker that prevents conversion or exercise, as applicable, in excess of 4.99% together with all shares owned.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Stetson

Date: September __, 2015		/s/ John Stetson

Oban Investments, LLC

Date: September __, 2015	By:	/s/ John Stetson
John Stetson
Sole Member